February 17, 2012

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IDEXX Laboratories, Inc.

Commission File No. 0-19271

Annual Report on Form 10-K

Ladies and Gentlemen:

On behalf of IDEXX Laboratories, Inc. (the “Company”), transmitted herewith for filing under the reporting requirements of the Securities Exchange Act of 1934, as amended, is the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, complete with financial statement schedules and exhibits.

The Company’s financial statements filed as part of the Form 10-K do not reflect a change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices.

Please call the undersigned if you have any questions regarding this matter.

Very truly yours,
IDEXX Laboratories, Inc.

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